UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF OF THE BOARD OF EXECUTIVE OFFICERS´ MEETING

HELD ON AUGUST 13, 2010

DATE, TIME, AND PLACE: August 13, 2010 at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at Avenida Presidente Juscelino Kubitschek, 2041 e 2235, Bloco A, Vila Olímpia - São Paulo/SP.

ATTENDANCE: The undersigned members of the Board of Executive Officers were present at the meeting, which was chaired by José de Menezes Berenguer Neto, Senior Vice President Executive Officer, who asked me, Beatriz Arruda Outeiro, to act as the secretary of the meeting.

CALL: The meeting was called as provided for by Article 21 of Banco Santander’s Bylaws.

SUMMON: To resolve on the redemption of all outstanding US$500,000,000 8.70% Perpetual Non-cumulative Junior Subordinated Securities (the “Notes”) issued on September 20, 2005 by Banco do Estado de São Paulo S.A. – BANESPA (“Banespa”), acting through its Cayman Islands, by Banco Santander (Brasil) S.A., as successor by merger of Banespa, acting through its Grand Cayman Branch, (the “Redemption”), at a redemption price of 100% of the principal amount of the Notes outstanding, or US$1,000 per US$1,000 principal amount of the Notes (the “Redemption Payment”).

RESOLUTIONS: The Board of Executive Officers unanimously authorized the Redemption of the Notes at the Redemption Payment by Banco Santander (Brasil) S.A., acting through its Grand Cayman Branch, as successor by merger of Banespa.

CLOSING: There being nothing further to be resolved, the Meeting was closed and these Minutes were prepared and signed by the following attendees: José de Menezes Berenguer Neto and José de Paiva Ferreira, Senior Vice-President Executive Oficcers; Carlos Alberto López Galán, Oscar Rodriguez Herrero and João Roberto Gonçalves Teixeira – Vice-President Executive Officers; Alexandre Schwartsman, André Fernandes Berenguer, Gustavo Summers Albuquerque, Roberto de Oliveira Campos Neto, Luis Alberto Citon and Ronaldo Yassuyuki Morimoto – Officers without specific designation.

This is a true transcript of the Minutes kept in the proper book of minutes.

Beatriz Arruda Outeiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 20, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer